FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 1, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Item 1
CELLCOM ISRAEL LTD. ANNOUNCES ADDITIONAL DETAILS ON OFFERING OF DEBENTURES IN ISRAEL

Netanya, Israel – October 1, 2007 – Cellcom Israel Ltd. (NYSE: CEL) announced that further to its announcement on September 23, 2007, of the filing of a final prospectus (“Prospectus”) for the offering (“Offering”) of two series of debentures, Series C and Series D with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”), the Company filed today a supplemental notice with the following additional details:

The Series C Debentures offered are in a principal amount of up to NIS 245 million, out of which the Company has already received commitments to order NIS 200.5 million principal amount from institutional investors.

The Series D Debentures offered are in a principal amount of up to NIS 755 million, out of which the Company has already received commitments to order NIS 667.25 million from institutional investors.

The public tender for both Series will be held on October 2, 2007.

The institutional investors will receive a discount for their early commitment in the amount of 0.30% for Series C orders and 0.45% for Series D orders.

The aggregate amount that the Company expects to pay for arrangement fees and other expenses in connection with this offering is approximately NIS 2.7 million. The aggregate discounts for the aforesaid commitment is expected to be approximately NIS 3.6 million.

The Company estimates that the net proceeds from the Offering, if completed, will be approximately NIS 993.7 million, after deduction of the arrangers’ fees and other estimated expenses.

The offering described in this press release, will be made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 2.960 million subscribers (as of June 2007) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel’s technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel’s broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel’s shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: 972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 1, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel